UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 19 May 2016
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)
RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 18 MAY
2016
Shareholders are advised that at the Annual General Meeting of Gold Fields
Limited held on Wednesday 18 May 2016, the ordinary and special resolutions, as well as advisory endorsement of the company’s remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 15 April 2016 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital: 821,532,707
Total number of shares present/
represented including proxies at the meeting:
697,466,342
being 85% of the total votable shares
Ordinary
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1.Re-
appointment of
auditors
696,778,208     696,444,849    333,359
688,134
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100%
99.95%
0.04%
0.08%
2.1 Re-election
of a director:
SP Reid
696,732,673     682,857,441 13,875,232     733,669
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100%
98.00%
1.99%
0.08%
2.2. Re-
election of a
director: GM
Wilson
696,745,466     682,597,302     14,148,164      720,876
% of total
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100%
97.96%
2.03%
0.08%
2.3. Re-
election of a
director: DN
Murray
696,743,904      682,613,827   14,130,077      722,438
% of total
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares

100% 97.97% 2.02% 0.08%
2.4. Re-
election of a
director: DMJ
Ncube
696,738,974      673,929,620     22,809,354      727,368
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 96.72% 3.27% 0.08%
2.5. Re-
election of a
director: AR
Hill
696,743,721      681,782,753       14,960,968       722,621
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 97,85% 2.14% 0,08%
3.1. Re-
election of
Audit Committee
member: GM
Wilson
696,721,937      682,613,661     14,108,276     744,405
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 97.97% 2.02% 0,09%
3.2. Re-
election of
Audit Committee
member: RP
Menell
696,718,792       675,424,117       21,294,675      747,550
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 96.94% 3.05% 0.09%
3.3. Re-
election of a
member of the
Audit
Committee: DMJ
Ncube
696,716,020      682,496,716      14,219,304       750,322
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 97.95% 2.04% 0.09%
4. Approval for
the issue of
authorised but
unissued
ordinary shares
692,614,509      619,929,908      72,684,601       4,851,833
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 89.50% 10.49% 0.59%
Special
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1. Approval
for the
issuing of
equity
securities for
cash
692,669,507      618,745,792       73,923,715          4,796,835
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 89.32% 10.67% 0.58%
Advisory
endorsement of
the
686,759,409      584,285,581      102,473,828       10,706,933
% of total             % of shares       % of shares          %         of

remuneration
policy
issued
shares
voted voted shares
voted
100% 85.07% 14.92% 1.30%
2. Approval
for the
remuneration
of non-
executive
directors
696,620,173      682,308,630     14,311,543      846,169
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 97.94% 2.05% 0.10%
3. Approval
for the
Company to
grant inter-
group
financial
assistance in
terms of
section 44 and
45 of the Act
692,495,580     688,953,551      3,542,029 4,970,762
% of total
issued
shares
% of shares
voted
% of shares
voted
% of total
issued
shares
100% 99.48% 0.51% 0.60%
4. Acquisition
of the
Company’s own
shares
692,633,012     608,085,677    84,547,335       4,833,330
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
shares
voted
100% 87.79% 12.20% 0.58%
5.Approval of
the amendment
of the Gold
Fields Limited
2012 Share
Plan
692,097,479    600,162,244     91,935,235       5,368,863
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
shares
voted
100% 86.71% 13.28% 0.65%
6.Financial
assistance to
Directors and
Prescribed
Officers and
Other Persons
who may
participate in
the Share Plan
689,632,989      675,073,113   14,559,876      7,833,353
% of total
issued
shares
% of shares
voted
% of shares
voted
% of
shares
voted
100% 97.88% 2.11% 0.95%

Over 84.90% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual
Property Commission in accordance with the requirements of the Companies
Act, No 71 of 2008.

18 May 2016
Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 19 May 2016
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer